Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

AMERICAN WOODMARK CORPORATION

Article I. Name. The name of the corporation (the “Corporation”) is American Woodmark Corporation.

Article II. Purpose. The purpose for which the Corporation is formed is to engage in any lawful business. In addition, the Corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs.

Article III. Authorized Stock. The aggregate number of shares that the Corporation shall have authority to issue, and the par value per share, are as follows:

Class and Series	Number of Shares	Par Value
Common Stock	5,000	$0.01

The holders of the Common Stock shall have unlimited voting rights and shall be entitled to receive the net assets of the Corporation upon dissolution. No holders of any class or series of stock shall have the preemptive right to acquire unissued shares of any class or series of stock of the Corporation.

Article IV. Elimination of Liability of Directors and Officers. In any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this Article, except for liability resulting from his having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

Article V. Indemnification.

A. Definitions. For purposes of this Article the following definitions shall apply:

“Expenses” include counsel fees, expert witness fees, and costs of investigation, litigation and appeal, as well as any amounts expended in asserting a claim for indemnification.

“Liability” means the obligation to pay a judgment, settlement, penalty, fine, or other such obligation, including, without limitation, any excise tax assessed with respect to an employee benefit plan.

“Legal entity” means a corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

“Predecessor entity” means a legal entity the existence of which ceased upon its acquisition by the Corporation in a merger or otherwise.

“Proceeding” means any threatened, pending, or completed action, suit, proceeding or appea1 whether civil, criminal, administrative or investigative and whether formal or informal.

B. Indemnification of Directors and Officers. The Corporation shall indemnify an individual who is, was or is threatened to be made a part to any proceeding (including a proceeding by or in the right of the Corporation) because he is or was a director or officer of the Corporation or because, while a director or officer of the Corporation, he is or was serving the Corporation or any other legal entity in any capacity at the request of the Corporation against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses incurred because of his willful misconduct or knowing violation of the criminal law. Service as a director or officer of a subsidiary of the Corporation shall be deemed service at the request of the Corporation. The determination that indemnification under this Paragraph B is permissible and the evaluation as to the reasonableness of expenses in a specific case shall be made as provided by law; provided, however, that if a majority of the directors of the Corporation has changed after the date of the alleged conduct giving rise to a claim for indemnification, such determination and evaluation shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Board of Directors and such person. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursements for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from him to repay the same if it is ultimately determined that he is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to his ability to make repayment. The termination of proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a director or officer acted in such a manner as to make him ineligible for indemnification. The Corporation is authorized to contract in advance to indemnify any of its directors or officers to the same extent as provided in this Paragraph B.

C. Indemnification of Others. The Corporation may, to a lesser extent or to the same extent that the Corporation is required under Paragraph B to provide indemnification and make advances and reimbursements for expenses to its directors and officers, provide indemnification and make advances and reimbursements for expenses to its employees and agents, to the directors, officers, employees and agents of its subsidiaries and predecessor entities, and to any person serving any other legal entity in any capacity at the request of the Corporation, and, if authorized by general or specific action of the Board of Directors, may contract in advance to do so. The determination that indemnification under this Paragraph C is permissible, the authorization of such indemnification and the evaluation as to the reasonableness of expenses in a specific case shall be made as authorized from time to time by general or specific action of the Board of Directors, which action may be taken before or after a claim for indemnification is made, or as otherwise provided by law. No person’s rights under Paragraph B of this Article shall be limited by the provisions of this Paragraph C.

D. Miscellaneous. Every reference in this Article to persons who are or may be entitled to indemnification shall include all persons who formerly occupied any of the positions referred to and their respective heirs, executors and administrators. Special legal counsel selected to make determinations under this Article may be counsel for the Corporation. Indemnification pursuant to this Article shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. However, no person shall be entitled to indemnification by the Corporation to the extent he is indemnified by another, including an insurer. The Corporation is authorized to purchase and maintain insurance against any liability it may have under this Article or to protect any of the persons named above against any liability arising from their service to the Corporation or any other legal entity at the request of the Corporation regardless of the Corporation’s power to indemnify against or to eliminate such liability. If any provision of this Article or its application to any person or circumstance is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of this Article, and to this end the provisions of this Article are severable.

E. Application. The provisions of this Article shall apply to indemnification and advances and reimbursements for expenses after the date of this Article’s adoption, whether arising from conduct or events before or after such date. No amendment, modification or repeal of this Article shall diminish the rights provided hereunder with respect to any claim arising from conduct or events before the date of such amendment, modification or repeal.